SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                               Commission File Number 000-21295
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                           NOTIFICATION OF LATE FILING

(Check one):Form / /  10-K   / / Form 11-K   / / Form 20-F   /x/ Form 10-Q
/ /  Form N-SAR
     For Period Ended March 31, 2001
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/ /  Transition Report on Form 10-K        / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F        / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K
     For the Transition Period ended:
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     Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant THINKING TOOLS, INC.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)

200 Park Avenue, Suite 2900
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City, State and Zip Code  New York, NY  10166
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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              |   (a)    The reasons described in reasonable detail in Part III
              |          of this form could not be eliminated without
              |          unreasonable effort or expense;
              |   (b)    The subject annual report, semi-annual report,
              |          transition report on Form 10-K, Form 20-F, 11-K or Form
     /  /     |          N-SAR, or portion thereof, will be filed on or before
              |          the fifteenth calendar day following the prescribed due
              |          date; or the subject quarterly report or transition
              |          report on Form 10-Q, or portion thereof will be filed
              |          on or before the fifth calendar day following the
              |          prescribed due date; and
              |   (c)    The accountant's statement or other exhibit required
              |          by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         An extension of time to prepare and submit Registrant's Report on Form 10-QSB is being requested to allow time to complete the necessary financial statements and other information required by the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                  Alison Newman, Esq.          (212)             479-6113
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                  (Name)                    (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               /x/ Yes   / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /x/ Yes   / / No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant currently anticipates that the losses incurred in its first quarter ended March 31, 2001 will be less than the losses incurred in its first quarter ended March 31, 2000 due to the Registrant's inactivity during the quarter ended March 31, 2001. Additional information is needed for the Registrant to estimate the exact amount of the loss for this period.

                              THINKING TOOLS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 10,  2001                          By:  /s/ Moshe Zarmi
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                                              Moshe Zarmi, President

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)